SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0145

Expires: December 31, 2005

Estimated average burden
hours per response. . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   28  )*

LSB Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma  73107
(405) 235-4546

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Jack E. Golsen

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

..........................................................................................................................................

(b)
  X
......................................................................................................................................

3.
SEC Use Only ..........................................................................................................................

4.
Source of Funds (See Instructions) NA.............................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
USA.....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power 511,362....................................................................................................

8.
Shared Voting Power 3,284,339................................................................................................

9.
Sole Dispositive Power 511,362...................................................................................................

10.
Shared Dispositive Power 3,284,339.............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,795,701.............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X...........

13.
Percent of Class Represented by Amount in Row (11)
27.31%..............................................................

14.
Type of Reporting Person (See Instructions)
              IN
.......................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Sylvia H. Golsen

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

.........................................................................................................................................

(b)
  X
...................................................................................................................................

3.
SEC Use Only .........................................................................................................................

4.
Source of Funds (See Instructions) NA...........................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
USA...................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power     -
.........................................................................................

8.
Shared Voting Power    3,284,339
..........................................................................................

9.
Sole Dispositive Power - ..................................................................................................

10.
Shared Dispositive Power 3,284,339 ............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,284,339 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X ...........

13.
Percent of Class Represented by Amount in Row (11)
24.33% ...........................................................

14.
Type of Reporting Person (See Instructions)
              IN
....................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           SBL Corporation,
73-1477865

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

......................................................................................................................................

(b)
  X
...................................................................................................................................

3.
SEC Use Only .......................................................................................................................

4.
Source of Funds (See Instructions)   NA
..............................................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
Oklahoma....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power   -
...................................................................................................

8.
Shared Voting Power    2,392,134
...............................................................................................

9.
Sole Dispositive Power - ...................................................................................................

10.
Shared Dispositive Power 2,392,134 .............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,392,134 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X ...........

13.
Percent of Class Represented by Amount in Row (11)
17.72% ...........................................................

14.
Type of Reporting Person (See Instructions)
             CO
......................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Golsen Petroleum Corporation,
73-0798005

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

........................................................................................................................................

(b)
  X
....................................................................................................................................

3.
SEC Use Only
.........................................................................................................................

4.
Source of Funds (See Instructions) NA ............................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
Oklahoma
.....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power     -
....................................................................................................

8.
Shared Voting Power
396,758..............................................................................................

9.
Sole Dispositive Power     -
...................................................................................................

10.
Shared Dispositive Power    396,758
.............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
396,758 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.
Percent of Class Represented by Amount in Row (11)
3.10% ...........................................................

14.
Type of Reporting Person (See Instructions)
             CO
.....................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Barry H. Golsen

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

........................................................................................................................................

(b)
  X
.....................................................................................................................................

3.
SEC Use Only ........................................................................................................................

4.
Source of Funds (See Instructions) NA...........................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
USA ....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power     409,616
...................................................................................................

8.
Shared Voting Power    2,577,140
...............................................................................................

9.
Sole Dispositive Power     409,616
...................................................................................................

10.
Shared Dispositive Power 2,577,140 ............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,986,756 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X ...........

13.
Percent of Class Represented by Amount in Row (11)
21.86% ...........................................................

14.
Type of Reporting Person (See Instructions)
            IN
.....................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Steven J. Golsen

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

........................................................................................................................................

(b)
  X
.....................................................................................................................................

3.
SEC Use Only ........................................................................................................................

4.
Source of Funds (See Instructions) NA ............................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
USA ....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power     314,987
...................................................................................................

8.
Shared Voting Power    2,458,588
...............................................................................................

9.
Sole Dispositive Power 314,987 ..................................................................................................

10.
Shared Dispositive Power 2,458,588 ............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,773,575 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X ...........

13.
Percent of Class Represented by Amount in Row (11)
20.38% ...........................................................

14.
Type of Reporting Person (See Instructions)
             IN
....................................................................................................................

CUSIP No. 5021600-10-4

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Linda Golsen Rappaport

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

.......................................................................................................................................

(b)
  X
....................................................................................................................................

3.
SEC Use Only .......................................................................................................................

4.
Source of Funds (See Instructions)   NA
............................................................................

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization
USA .....................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With

7.
Sole Voting Power     82,552
....................................................................................................

8.
Shared Voting Power     2,516,286
................................................................................................

9.
Sole Dispositive Power 82,552 ....................................................................................................

10.
Shared Dispositive Power 2,516,286 .............................................................................................

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2,598,838 .............................................

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
X ...........

13.
Percent of Class Represented by Amount in Row (11)
19.25% ...........................................................

14.
Type of Reporting Person (See Instructions)
             IN
......................................................................................................................

Item 1.
Security and Issuer

Item 1 of this Schedule 13D is unchanged.

Item 2.
Identity and Background

Item 2 of this Schedule 13D is unchanged

Item 3.
Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.
Purpose of Transaction

  The reporting persons do not presently have any plans or proposals required to be reported under
Item 4 of this Schedule 13D.

Item 5.
Interest in Securities of the Issuer

(a)
The following table sets forth as of
the filing date of this Amendment 28 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person
Amount
Percent (10)

Jack E. Golsen
3,795,701 (1) (2) (6) (9)
27.31%

Sylvia H. Golsen         3,284,339 (1)
(6) (7)
24.33%

SBL
2,392,134 (1) (9)
17.72%

GPC
396,758 (8) (9)
3.10%

Barry H. Golsen          2,986,756
(1) (3) (6)
21.86%

Steven J. Golsen         2,773,575 (1)
(4) (6)
20.38%

Linda Golsen Rappaport   2,598,838 (1) (5) (6)
19.25%

(1)
The amount shown includes (i)
1,306,199 shares held directly by SBL: (ii) 250,000 shares that SBL has the right to acquire upon the conversion of 1,000,000 shares of the Company' Series
D Preferred owned of record by SBL; (iii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B
Preferred owned of record by SBL; (iv) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of the Company's Class C, Series 2
Stock owned of record by wholly owned subsidiary, GPC, which includes (1)
133,333 shares that GPC has the right to acquire upon the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by
GPC The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen,
Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(2)
The amount shown includes (i)
40,000 shares held directly by Jack E. Golsen; (ii) 69,029 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (iii) 4,000 shares that
Jack E. Golsen has the right to acquire upon conversion of a promissory note,
(iv) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by the Jack E.
Golsen 1992 Revocable Trust; (v) 88,500 shares that Jack E. Golsen may acquire upon the exercise of Company incentive stock options; (vi) 176,500 shares that
Jack E. Golsen may acquire upon the exercise of Company nonqualified stock options; and (vii) 607,290 shares owned of record by Sylvia H. Golsen, wife of
Jack E. Golsen, and 284,915 shares owned by the Sylvia H. Golsen 1992 Revocable
Trust of which Sylvia H. Golsen is the trustee.

(3)

The amount shown does not include (i) 533
shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 83,440 shares owned of record by the Barry H. Golsen 1992
Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry
H. Golsen has no voting or dispositive control. Such amount does include (a)
246,616 shares held directly by Barry H. Golsen; (b) 35,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a
Co-Trustee; (c) 30,704 shares owned of record by the Joshua B. Golsen Trust No.
J-1, of which Barry H. Golsen is a Co-Trustee; (d) 29,638 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L. Rappaport Trust No.
J-1, the Lori R. Rappaport Trust No. J-1 and the Michelle L. Golsen Trust No.
J-1, of which Barry H. Golsen is a Co-Trustee; (e) 103,500 shares which Barry H.
Golsen may acquire upon exercise of Company incentive stock options; and (f)
59,500 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options.

(4)
The amount shown does not include
78,440 shares owned of record by the Steven J. Golsen 1992 Trust, of which
Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (i) 206,987 shares held directly by Steven J. Golsen; (ii) 35,750 shares owned of record by the Amy
G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iii)
30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which
Steven J. Golsen is a Co-Trustee; (iv) 68,500 shares which Steven J. Golsen may acquire upon exercise of Company incentive stock options; and (v) 39,500 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options.

(5)

The amount shown does not include 124,350
shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs.
Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 83,440 shares owned of record by the Linda F. Rappaport
1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which
Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 82,552 shares held directly by Linda F. Rappaport;(ii) 29,638 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L.
Rappaport Trust No. J-1, the Lori R. Rappaport Trust No. J-1 and the Michelle L.
Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee; and (iii)
5,600 shares owned of record by the Michael Pierce Mattingly #M-1 Trust, of which Linda F. Rappaport is Co-trustee.

(6)
Jack E. Golsen and Sylvia H.
Golsen each disclaims beneficial ownership of (i) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts; (ii) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven
J. Golsen as a result of his position as trustee of certain trusts; and (iii)
the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen
Rappaport disclaim beneficial ownership of the shares beneficially owned by Jack
E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and
GPC.

(7)
The amount shown does not include,
and Sylvia H. Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack E. Golsen (other than the
607,290 shares held directly by Sylvia H. Golsen and 284,915 shares held by the
Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee).

(8)
The amount shown includes (i)
88,100 shares held directly by GPC, (ii) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred
Stock owned of record by GPC, and (iii) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry
H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(9)
Holders of the Series B Preferred
are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common
Stock. The holders of the Class C, Series 2 Preferred have not voting rights, except as required by law and except that such holders have the right to vote as a separate class to elect two directors, if the equivalent of six full quarterly dividends on the Class C, Series 2 Preferred are accrued and unpaid. This Class
C, Series 2 Preferred voting right continues until all dividends due on such shares are paid in full. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred, the Class C, Series 2 Preferred, and the Series D Preferred are convertible.

(b)
The following table sets forth, as
the filing date of this Amendment 28 for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Sole Voting and
Shared Voting and

Person or Entity
Power of Disposition
Power of Disposition

Jack E. Golsen
511,362 (1)(5)(12)
3,284,339 (2)(3)(13)

Sylvia H. Golsen
None
3,284,339 (2)(11)

SBL
None
2,392,134 (2)(12)

GPC
None
396,758 (4)(12)

Barry H. Golsen
409,616 (6)
2,577,140 (2)(7)

Steven J. Golsen
314,987 (8)
2,458,588 (2)(9)

Linda Golsen Rappaport
82,552
2,516,286 (2)(10)

(1)
The amount shown includes (a) 40,000
shares held directly by Jack E. Golsen; (b) 69,029 shares held indirectly by the
Jack E. Golsen 1992 Revocable Trust; (c) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note; (d) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him; (e) 88,500 shares that J.
Golsen has the right to acquire under the Company's incentive stock options; and
(f) 176,500 shares that Jack E. Golsen may acquire upon the exercise of nonqualified stock options.

(2)
See footnote (1) under paragraph (a)
of this Item 5.

(3)

The amount shown includes 607,290 shares of Common Stock
owned by Sylvia H. Golsen, the wife of Jack E. Golsen, and 284,915 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee.

(4)
See footnote (8) under paragraph (a)
of this Item 5.

(5)
See footnote (6) under paragraph (a)
of this Item 5.

(6)

The amount shown includes (a) 246,616 shares held directly by
Barry H. Golsen; (b) 103,500 shares which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company; and (c) 59,500 shares which
Barry H. Golsen may acquire upon exercise of nonqualified stock options of the
Company.

(7)

The amount shown does not include 83,440 shares owned of
record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares that Barry Golsen's wife owns in which Barry
Golsen disclaims beneficial ownership. Such amount does include (a) 35,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H.
Golsen is a Co-Trustee; (b) 30,704 shares owned of record by the Joshua B.
Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (c) 29,638 shares owned of record by each of the Adam Z. Golsen Trust No. J-1, the Stacy L.
Rappaport Trust No. J-1, the Lori R. Rappaport Trust No. J-1 and the Michelle L.
Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

(8)
The amount shown includes (a) 206,987
shares held directly by Steven J. Golsen; (b) 68,500 shares which Steven J.
Golsen may acquire upon exercise of incentive stock options of the Company; and
(c) 39,500 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(9)

The amount shown does not include 78,440
shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J.
Golsen has no voting or dispositive power. Such amount includes (a) 35,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J.
Golsen is a Co-Trustee; and (b) 30,704 shares owned of record by the Joshua B.
Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

(10)
The amount shown does not include
124,350 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs.
Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 83,440 shares owned of record by the Linda F. Rappaport
1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which
Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 29,638 shares owned of record by each of the Adam Z. Golsen Trust
No. J-1, the Stacy L. Rappaport Trust No. J-1, the Lori R. Rappaport Trust No.
J-1, and the Michelle L. Golsen Trust No. J-1, of which Linda F. Rappaport is a
Co-Trustee; and (ii) 5,600 shares owned of record by the Michael Pierce
Mattingly #M-1 Trust, of which Linda F. Rappaport is a Co-trustee.

(12)

See footnotes (6) and (7) under paragraph (a) of this Item 5.

(12)
See footnote (9) under paragraph (a)
of this Item 5.

(13)
See footnote (6) under paragraph (a)
of this Item 5.

SBL is wholly owned by Sylvia H.
Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner)
and Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL.
The directors and executive officers of SBL and GPC are Jack E. Golsen, Sylvia
H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry
H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack
E. and Sylvia H. Golsen, husband and wife.

(c)
During the past 60 days from the
filing date of this report, the following transactions were effected in the
Common Stock by a reporting person named in response to paragraph (a) of this
Item 5:

(i) Linda Rappaport and Barry Golsen, as co-trustees of four trusts, sold an aggregate of 44,400 shares of Common Stock in the open market as follows: on November 19, 2003, 21,000 shares at $5.30 per share; on November 20,
2003, 2000 shares at $5.40 per share; and on November 21, 2003, 19,400 shares at
$5.30 per share and 2,000 shares at $5.50;

(ii) Steven Golsen and Barry Golsen, as co-trustees of two
trusts, sold an aggregate of 19,700 shares of Common Stock in the open market as follows: on November 19, 2003, 8,000 shares at $5.30 per share, on November 20,
2003, 1,000 shares at $5.40 per share, and on November 21, 2003, 10,700 shares at $5.30 per share;

(iii) on December 5, 2003, Sylvia H.
Golsen made bona fide gifts of an aggregate of 36,000 shares of the Company's
Common Stock having a closing price of $6.10 per share on that date; and

 (iv) on December 12, 2003, SBL Corporation sold 30,000 shares of the Common Stock in the open market at the following prices: 2,000 shares at
$5.95; 2,000 shares at $5.98, and 26,000 shares at $5.90.

(1)
See Item 6 below.

(2)
Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule
13D is unchanged, except as follows:

On
  December 12, 2003, SBL Corporation ("SBL") refinanced an existing bank loan through a new lender, Bank of the West (the "Bank"). The new loan matures on
  December 12, 2011, and has an original principal balance of $800,800.00. As security for the loan, SBL pledged to the Bank 318,102 shares of the Company's
  Common Stock. As additional security for the loan, Linda Rappaport, an owner of 20% of the common stock of SBL, pledged to the Bank 81,380 shares of the
  Company's Common Stock. In addition to standard default contained in the security agreements, the Bank retains the right to all dividends paid in connection with the collateral. As a result of the refinancing, the prior lender terminated its security interest in 1,000,000 shares of the
  Company's Series D Preferred pledged by SBL to secure the prior loan.
  Before the refinancing, SBL's prior lender had terminated its security interest in 973,450 shares of the Company's Common Stock pledged by Prime
  Financial Corporation, subsidiary of the Company as security for SBL's prior loan.

SBL used a portion of the new loan proceeds to repay
  certain loans to SBL from the entities listed below. Those entities then repaid certain loans from the prior lender to the entities. As a result of such repayments, the prior lender terminated its security interest in an aggregate of 1,503,856 shares of Common Stock pledged by the following entities to secure loans by the prior lender to each of the following entities: SBL Corporation; Sylvia H. Golsen, Trustee of the Sylvia H. Golsen
  1992 Trust; Heidi Brown Shear, Trustee of the Linda F. Rappaport 1992 Trust,
  the Steven J. Golsen 1992 Trust, and the Barry H. Golsen 1992 Trust; Barry H.
  Golsen and Linda F. Rappaport, Trustees of the Michelle L. Golsen J-1 Trust,
  the Stacy L. Rappaport J-1 Trust; the Lori R. Rappaport J-1 Trust, and the
  Adam Z. Golsen J-1 Trust; and Barry H. Golsen and Steven J. Golsen, Trustees
  of the Amy G. Rappaport J-1 Trust and the Joshua B. Golsen J-1 Trust.

Item 7.
Material to Be Filed as Exhibits

24.1

 Powers of Attorney executed by Barry H. Golsen, Steven J.
Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

99.1

 Agreement of the reporting persons as to joint filing of this
Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D
and is incorporated herein by reference.

99.2
Convertible Note between
the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3

Issuer's Proxy Statement dated July 14, 1986 setting forth
the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock
is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4
Stacy L. Rappaport Trust
No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is
incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z.
Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust
No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the
Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

99.5

Barry H. Golsen 1992 Trust is filed as Exhibit 15 to
Amendment No. 16 to the Schedule 13D and is incorporated herein by reference.
The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are
substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

99.6
Agreement of Sylvia H.
Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to
Amendment No. 18 and is incorporated herein by reference.

99.7
Agreement of SBL
Corporation as to the joint filing of this Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

99.8
Shareholder's Agreement,
effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.9

 Shareholder's Agreement, effective December 1, 1995, among
Jack E. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 23 to
Amendment No. 24 and is incorporated herein by reference.

99.10

Shareholder's Agreement, effective December 1, 1995, among
Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement
is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to
Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.11
Shareholder's Agreement,
effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL
Corporation. The Shareholder's Agreement is substantially similar to the
Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.12

Shareholder's Agreement, effective December 1, 1995, among
Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's
Agreement is substantially similar to the Shareholder's Agreement filed as
Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the
Commission upon request.

99.13

Security Agreement, dated June 16, 1998, between The Bank of
Union and Jack E. Golsen is attached as Exhibit 24 to Amendment No. 25 and is incorporated herein by reference. The (a) Security Agreement, dated June 16,
1998, between Bank of Union and Sylvia H. Golsen, (b) Security Agreement, dated
February 5, 1999, between Bank of Union and Sylvia H. Golsen, Trustee of the
Sylvia H. Golsen 1992 Trust dated 01-08-93, and (c) Security Agreement, dated
December 9, 1997, between Bank of Union and each of Golsen Petroleum Corporation and Jack E. Golsen are substantially similar to the Security Agreement filed as
Exhibit 24 to Amendment No. 25, except as to the number of shares subject to each such Security Agreement, and a copy of the same will be supplied to the
Commission upon request.

99.14

Security Agreement, dated July 28, 1999, between The Bank of
Union and Golsen Petroleum Corporation. The Security Agreement, dated July 28,
1999, between Bank of Union and SBL Corporation is substantially similar to the
Security Agreement filed as Exhibit 19 to Amendment No. 26, except as to the number of shares subject to such Security Agreement, and a copy of the same will be supplied to the Commission upon request.

99.15
Security Agreement,
dated December 5, 2000, between Sylvia H. Golsen and Bank of the West is listed as Exhibit 24 to Amendment No. 27 and is incorporated herein by reference.

99.16
Commercial Pledge
Agreement, dated February 2, 2001, among SBL Corporation, Jack E. Golsen, Sylvia
H. Golsen, and BancFirst is listed as Exhibit 25 to Amendment No. 27 and is incorporated herein by reference. A substantially similar Commercial Pledge
Agreement, dated February 2, 2001, was entered among Jack E. Golsen, Sylvia H.
Golsen, and BancFirst, and will be supplied to the Commission upon request.

99.17

 Commercial Security Agreement, dated August 27, 2001, between
Jack E. Golsen and The Bank of Union is listed as Exhibit 26 to Amendment No. 27 and is incorporated herein by reference.

99.18
Security Agreement,
dated December 12, 2003, executed by SBL Corporation in favor of Bank of the
West.

99.19

 Security Agreement, dated December 12, 2003, executed by
Linda F. Rappaport in favor of Bank of the West.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2004

Golsen Petroleum Corporation

By: /s/ Jack E. Golsen

       Jack E.
Golsen, President

  /s/  Jack E. Golsen
   *
Barry H. Golsen

  /s/  Jack E. Golsen
  *
Steven J. Golsen

  /s/  Jack E. Golsen
  *
Linda Golsen Rappaport

* Executed by Jack E. Golsen
pursuant to Power of Attorney

  /s/ Jack E. Golsen
Jack E. Golsen

  /s/ Sylvia H. Golsen
Sylvia H. Golsen

SBL Corporation

By: /s/ Jack E. Golsen

Jack E. Golsen, President